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the small business owner pivoting to
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plants in the pandemic moved by the
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healing power of all things green and
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now she's sharing that magic with others
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in new england's first black owned plant
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shop
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caring for plants is so beautiful
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because you get to watch them change and
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grow and morph there's nothing like
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taking care of something and watching it
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flourish so emerald city plant shop is
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new england's first black owned plant
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shop and botanical event space we have a
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variety of different plants that we sell
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at our shop we've done movie screenings
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we showed the little shop of horrors for
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halloween weekend we work with a lot of
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local wellness professionals we have
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tons of cool plant gifts for all the
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plant people in your life the look on
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people's faces when they enter the shop
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this is part of the reason why i opened

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my love of plants started way before i
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even knew
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it was a thing when covid hit i was
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furloughed and had no idea what to do
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next just being in isolation over the
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pandemic i deepened my love for plants
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mental health is very much top of mind
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especially now and caring for plants
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really helps you in turn care for
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yourself have you watered your plants
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today well have you drank any water
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today you know are you getting enough
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sunlight we're just complicated house
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plants that's really what got me through
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kovit especially as you know a person
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living alone i started my business q
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made it specializing at the time in
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vinyl record crafts but i had a pop-up
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opportunity in december of 2020 i took
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that as an opportunity to kind of pivot
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into going into plants because i saw
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just how crazy people were about plants

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and the number one question i got was
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where are you where can we support you
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further and at that point i had no idea
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and so i was like stay stay tuned
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hot and plants
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repotting plants
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business has been amazing i love this
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job because
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it's amazing to be able to spread what
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you love
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and have it catch on and have people
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make it their own it is my personal goal
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to get everyone in my life to have at
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least one plan something so simple as
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like a five dollar plant can just
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sometimes change your day around like a
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year and a half ago would i have thought
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or believed that i'd own new england's
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first black owned plant shop i'd be like
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what
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that's just a testament to doing
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something you love

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authentically and passionately and never
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giving up on it it's amazing what you
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can do when you kind of don't take no
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for an answer
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we were just talking about tj's green
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thumb
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i have a plan apparently you tell me you
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can't kill it he said a snake plant i'm
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like yeah you pretty much cannot kill it
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it's a smart first plant owner's plant
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smart first plant okay it's doing i will
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water it today though he said he hasn't
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watered it in three months but it's
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still green it looks can't kill it okay
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well hey there gma fans robin roberts
2:52
here thanks for checking out our youtube
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